UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of March 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


FIDELITY INTERNATIONAL LIMITED



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


COMPANY NAMED IN BOX 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


NORTHERN TRUST LONDON (FIL)                 119,150
JP MORGAN BOURNEMOUTH (FISL)                958,076
BANK OF NEW YORK BRUSSELS (FPM)           1,615,200
BANKERS TRUST LONDON (FPM)                  567,500
CITIBANK LONDON (FPM)                       527,200
CLYDESBANK BANK PLC (FPM)                   126,200
JP MORGAN BOURNEMOUTH (FPM)               1,212,417
MELLON BANK (FPM)                         1,116,600
MIDLAND SECURITIES SERVICES (FPM)           285,500
NORTHERN TRUST LONDON (FPM)               2,459,400
STATE STR BK AND TR CO LNDN (FPM)           727,400
TOTAL                                     9,714,643



FIL = Fidelity International Limited
FISL = Fidelity Investment Services Limited
FPM = Fidelity Pension Management



5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A


7. Number of shares / amount of stock disposed


UNKNOWN



8. Percentage of issued class


UNKNOWN



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


04 MARCH 2005



12. Total holding following this notification


9,714,643



13. Total percentage holding of issued class following this notification


1.01%



14. Any additional information


NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NO LONGER HAS A NOTIFIABLE INTEREST. THE SHAREHOLDER HAD PREVIOUSLY REPORTED TO THE COMPANY ON 2 FEBRUARY 2005 THAT IT HELD A NOTIFIABLE INTEREST OF 67,158,962 ORDINARY SHARES (7% OF THE
CONPANY'S ISSUED SHARE CAPITAL).



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


04 MARCH 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 04 March 2005                        By   ____/s/ Luke Thomas____

                                                    (Signature)*